Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Realm Therapeutics plc:
We consent to the incorporation by reference in the registration statement (No. 333-225121) on Form F-1 and registration statement (No. 333-225310) on Form F-6 of Realm Therapeutics plc of our report dated April 10, 2019, with respect to the consolidated balance sheets of Realm Therapeutics plc and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 20-F of Realm Therapeutics plc.
Our report on the consolidated financial statements refers to a change in the method of accounting for revenue.
/s/ KPMG LLP
Philadelphia, Pennsylvania
April 10, 2019